Exhibit 99.1

LETTER TO OUR SHAREHOLDERS

Dear Valued Shareholders,

2024 was a transformational year of remarkable achievements for Titan America. We delivered record financial performance across all key metrics, setting the stage for our successful initial public offering in February of this year. This important milestone opens a new chapter in our company’s journey, providing us with additional resources to advance our strategic growth initiatives and create meaningful value for all our shareholders. I appreciate the confidence you have placed in our proven business model and growth strategy.

Our performance in 2024 demonstrates the exceptional strength and execution capabilities of the Titan America team. What makes these achievements remarkable is that we once again outpaced the broader cement market despite industry-wide challenges, demonstrating the effectiveness of our vertically integrated business model and strategic positioning in high-growth markets.

Regional Strength and Strategic Positioning

Our geographic footprint along the East Coast encompasses three of the 11 U.S. economic mega-regions, representing approximately 25% of the population, GDP, and put-in-place construction spend in our country. Our hard-to-replicate logistics network connects mega production hubs, product terminals, and downstream units, offering reliability of supply and the flexibility to serve customers from the sourcing point with the lowest total cost.

Building Financial Strength

We ended the year with a strong balance sheet that was further bolstered by our initial public offering, giving us significant financial flexibility to pursue strategic initiatives while returning value to our shareholders. Our capital allocation priorities focus on investing in organic growth, pursuing strategic acquisitions, and providing regular shareholder returns.

Investing in Growth

For the year, we invested $137.3 million in our businesses, further advancing our strategic growth initiatives. We successfully executed the D.M. Conner aggregate acquisition, securing critical mineral reserves for future growth in new types of cement and cementitious materials. We also invested in the strategic expansion of our aggregates quarry at our Roanoke Cement site, while the successful startup of a new dragline at our Pennsuco facility resulted in record production of mined and processed aggregates. We continue executing on our strategy to expand and enhance our ready-mix concrete and block positions.

Innovative Materials & Solutions

Our commercial and R&D teams collaborated with leading customers to design, develop, and commercialize products, services, and solutions that meet the demands of the most ambitious and challenging projects in our markets. Notable infrastructure products include the Miami Signature Bridge, a transformative project designed to enhance the city’s skyline and improve traffic flow, and the A2 Reservoir Project in Florida, a critical water management initiative aimed at environmental restoration and flood control.

We are supporting our country’s efforts to build tomorrow’s digital infrastructure by being active in data center construction. A prime example is our successful customer relationship with a Fortune 50 technology company, where we’ve developed customized concrete products and solutions that incorporate the latest generation of cement, optimized with AI.

In 2024, we were the first to introduce ternary blended cement in our mid-Atlantic and Florida markets, which will enable our growth in next-generation cement that delivers high performance with less emissions. And most recently, we received two Innovation awards from the National Ready Mixed Concrete Association (NRMCA) recognizing our pioneering work in deploying new types of cement in concrete.

Operational Excellence

Our end-to-end digitalized cement operations delivered world-class reliability and equipment effectiveness, with our Pennsuco kiln achieving an astounding 98% reliability and driving industry-leading performance. We are advancing alternative fuel capabilities with an additional feeding system that doubles the existing capacity. We are executing on our strategic growth initiatives to expand our cement production capacity and accelerate the development and commercialization of new types of cement, combining high-performance with low carbon footprint, underpinning our commitment to sustainable innovation. Our accomplishments were recognized by the PCA 2024 Award for Innovative Technologies or Processes in Energy and Environment.

Digital Transformation

We continued our advances in digital transformation, a key strategic theme for Titan America. We successfully deployed an AI-based real-time logistics optimizer in the Florida Ready-Mix business in the Fall of 2024, which we believe is a first of its kind for our industry. Additionally, significant advancements were made in manufacturing with the development of a novel 3D digital twin of the Pennsuco Cement plant, the deployment of generative AI applications for maintenance and operations, and improvements to the AI-based prescriptive maintenance analytics and real-time optimizers at both cement plants.

Safety and Sustainability Excellence

Safety and sustainability are deeply embedded in our operations. Our Lost Time Incident Frequency Rate (LTIFR) has remained below 0.10 over the last two years, with many sites reporting no lost time incidents in five years, including our Pennsuco plant. At year’s end 2024, three Roanoke Cement terminals reached 10,000 days incident-free, with all our terminals nationwide combining to exceed 150 years of no lost time incidents – a stunning safety accomplishment. In 2024, the National Mining Association named our Pennsuco Aggregates Quarry as the Safest Large Quarry in the nation for the fourth consecutive year.

Importantly, we’ve also reduced CO2 emissions by nearly 19% over the past five years and received our 18th consecutive EPA ENERGY STAR certification for Roanoke and the 17th consecutive for Pennsuco. These achievements underscore our commitment to responsible manufacturing and sustainable operations.

Our Culture and Talent

Our people are key as we aim to make the world around us a safe, sustainable and enjoyable place to live and work. Through increased investment in our employee development programs, recruiting new capabilities, and fostering increased collaboration throughout the organization, our 2024 employee engagement survey results continued to improve, achieving the highest levels since initiating the survey in 2019. Our company culture is a meritocracy with heart, rewarding high performance and excellence, while promoting a culture of authenticity and integrity. This allows us to attract and retain a premier workforce focused on building a better world together.

A Future of Compounding Growth

We are excited about the opportunities ahead, with our markets benefiting from infrastructure investment, manufacturing reshoring, housing demand, and emerging trends in resilient urbanization. We continue to innovate our product offerings to meet evolving customer needs for sustainable, high-performance solutions.

The successful completion of our initial public offering in February 2025 provided additional resources to execute our growth strategy. We look forward to building on our strong foundation and delivering exceptional results in the quarters and years ahead.

I want to express my gratitude to our employees for their dedication, our customers and partners for their trust, and you, our shareholders, for your support as we embark on this new chapter as a public company. Together, we are building a stronger, more resilient, and more successful Titan America.

Sincerely,

Bill Zarkalis

Chief Executive Officer